UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2021

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐  No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☒

Investor Relations PRESS RELEASE

Grupo Televisa files Form 20-F and its Annual Report and Provides
Information Related to its Shareholders Meetings

Mexico City, April 30, 2021 - Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) announced today that it has filed its Form 20-F with the United States Securities and Exchange Commission and its Annual Report with the Mexican Stock Exchange. These documents are available in the Company’s corporate website at www.televisair.com. Any shareholder of the Company may request a printed copy of these reports, free of charge, by contacting Televisa’s investor relations department.

In addition, Televisa informs that based on the resolutions of its Annual General Ordinary Shareholders Meeting, its Board of Directors is integrated as follows:

Series “A” Directors

Emilio Fernando Azcárraga Jean
Alfonso de Angoitia Noriega
Alberto Bailléres González
Eduardo Tricio Haro
Michael T. Fries
Fernando Senderos Mestre
Bernardo Gómez Martínez
Jon Feltheimer
Enrique Krauze Kleinbort
Guadalupe Phillips Margain
Carlos Hank González

Series “B” Directors

Lorenzo Alejandro Mendoza Giménez
Salvi Rafael Folch Viadero
Guillermo Garcia Naranjo Álvarez
Francisco José Chevez Robelo
José Luis Fernández Fernández

Series “D” Directors

David M. Zaslav
Enrique Francisco José Senior Hernández

Series “L” Directors

José Antonio Chedraui Eguía
Sebastián Mejía

Alternate Directors

Julio Barba Hurtado
Jorge Agustín Lutteroth Echegoyen
Joaquín Balcárcel Santa Cruz
Luis Alejandro Bustos Olivares
Félix José Araujo Ramírez
Raúl Morales Medrano
Herbert Allen III (Alternate of Mr. Enrique Francisco José Senior Hernández)

Emilio F. Azcárraga Jean	Chairman
Ricardo Maldonado Yáñez	Secretary

Televisa also informs that the Extraordinary General Shareholders' Meeting approved the cancellation of the underlying shares of 44,215,692 Ordinary Participation Certificates previously acquired by Televisa and, the consequent reduction in our capital stock. Based on the foregoing, Televisa has amended Article Sixth of its bylaws to reflect such capital reduction.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Statements contained in this release relating to the COVID-19 outbreak, the impact of which on our business performance and financial results remains inherently uncertain, are forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 27 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), a leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity representing approximately 36% on a fully-diluted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

Investor Relations
Rodrigo Villanueva / Tel: (52 55) 5261 2445 / rvillanuevab@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations
Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx
www.televisair.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 3, 2021	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel